Exhibit 99.3

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	March 31, 2022		December 31, 2021
Current Assets:	(Unaudited)		(Audited)
Cash and cash equivalents	87,255		100,811
Restricted cash	132		125
Short term bank deposits	400		-
Trade Receivable	653		187
Prepaid expenses and other receivables	3,397		3,058
Total current assets	91,837		104,181

Non-Current Assets
Operating lease right-of-use assets	738		-
Property and equipment, net	1,375		1,165
Total non-current assets	2,113		1,165

Total assets	93,950		105,346

Current liabilities:
Short term loan	5,063		4,916
Trade payables	1,412		2,005
Operating lease liabilities	396		-
Employees and payroll accruals	3,467		3,095
Deferred revenues	731		726
Accrued expenses and other payables	1,860		4,725
Total current liabilities	12,929		15,467

Long term liabilities
Operating lease liabilities	326
Warrant Liability	6,774		10,056
Total long-term liabilities	7,100		10,056

SHAREHOLDERS’ EQUITY:
Ordinary Shares	*	)	*	)
Additional paid-in capital	201,423		199,469
Accumulated Deficit	(127,502)		(119,646)
Total shareholders’ equity	73,921		79,823

Total liabilities and shareholders’ equity	93,950		105,346

*)	Represents less than $1.

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	3 Months Ended	3 Months Ended
	March 31, 2022	March 31, 2021
	(Unaudited)	(Unaudited)
Revenues	876	580
Cost of revenues	384	323
Gross Profit	492	257

Operating Expenses:
Research and development, net	7,803	3,711
Sales and marketing	1,182	295
General and administrative	2,145	521
Total operating expenses	11,130	4,527

Operating loss	(10,638)	(4,270)

Financial expenses (Income), net	(2,782)	14,106

Net loss	(7,856)	(18,376)

Basic and diluted net loss per share attributable to Ordinary Shareholders	(0.12)	(1.98)

Weighted-average number of shares used in computing basic and diluted net loss per share attributable to Ordinary Shareholders*	63,034,545	9,300,548

*	The number of ordinary shares retroactively reflects the 46.25783-for-one stock split of the ordinary shares which was effective on October 7, 2021.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	3 Months Ended	3 Months Ended
	March 31, 2022	March 31, 2021
Cash flows from operating activities:	(Unaudited)	(Unaudited)
Net Loss	(7,856)	(18,376)

Adjustments to reconcile loss to net cash used in operating activities:
Depreciation	105	53
Stock-based compensation	1,790	146
Warrants to service providers	69	19
Revaluation of warrants and accretion	(3,135)	3,275
Revaluation of convertible loan	-	10,762

Change in operating assets and liabilities:
Increase in trade receivable	(465)	(271)
Increase in prepaid expenses and other receivables	(339)	(219)
Operating lease ROU assets and liabilities, net	(16)	-
Increase (decrease) in trade payables	(668)	66
Increase in employees and payroll accruals	372	105
Increase in deferred revenue	5	34
Increase (decrease) in accrued expenses and other payables	(2,865)	364

Net cash used in operating activities	(13,003)	(4,042)

Cash flows from investing activities:
Change in bank deposits	(400)	-
Purchase of property and equipment	(242)	(340)

Net cash used in investing activities	(642)	(340)

Cash flows from financing activities:
Repayment of long-term loan	-	(451)
Proceeds from exercise of warrants	-	2,440
Proceeds from exercise of options	96	34
Proceeds from convertible loan	-	11,337

Net cash provided by financing activities	96	13,360

Increase (decrease) in cash, cash equivalents and restricted cash	(13,549)	8,978
Cash, cash equivalents and restricted cash at the beginning of the year	100,936	2,954

Cash, cash equivalents and restricted cash at the end of the period	87,387	11,932

RECONCILIATION OF GAAP NET LOSS TO NON-GAAP NET LOSS

(U.S. dollars in thousands, except share and per share data)

	3 Months Ended	3 Months Ended
	March 31, 2022	March 31, 2021
	(Unaudited)	(Unaudited)
GAAP net loss attributable to ordinary shareholders	(7,856)	(18,376)

Add:
Stock-based compensation	1,790	146
Warrants to service providers	69	19
Revaluation of warrants and accretion	(3,135)	3,275
Revaluation of convertible loan	-	10,762
Non-recurring initial public offering expenses	130	-

Non-GAAP net loss	(9,002)	(4,174)

Basic and diluted Non-GAAP net loss per share attributable to Ordinary Shareholders	(0.14)	(0.45)

Weighted-average number of shares used in computing basic and diluted Non-GAAP net loss per share attributable to Ordinary Shareholders*	63,034,545	9,300,548

*	The number of ordinary shares retroactively reflects the 46.25783-for-one stock split of the ordinary shares which was effective on October 7, 2021.

RECONCILIATION OF GAAP NET LOSS TO AJUSTED EBITDA

(U.S. dollars in thousands)

	3 Months Ended	3 Months Ended
	March 31, 2022	March 31, 2021
	(Unaudited)	(Unaudited)
GAAP net loss attributable to ordinary shareholders	(7,856)	(18,376)

Add:
Financial expenses, net	(2,782)	14,106
Depreciation	105	53
Stock-based compensation	1,790	146
Warrants to service providers	69	19
Non-recurring initial public offering expenses	130	-

Adjusted EBITDA	(8,544)	(4,052)

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